Exhibit 12.1

Frank’s International N.V.

Ratio of Earnings to Fixed Charges

	Years Ended December 31,					Nine Months Ended September 30, 2014
	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before income taxes	$346,922	$376,127	$183,085	$126,253	$86,081	$229,449
Plus: Fixed charges	5,775	3,615	3,493	4,036	4,697	4,878

Total earnings available for fixed charges	$352,697	$379,742	$186,578	$130,289	$90,778	$234,327

Fixed charges:
Interest expense and amortization of deferred financing costs	$1,471	$808	$1,549	$2,316	$3,007	$596
Interest component of rental expense	4,304	2,807	1,944	1,720	1,690	4,282

Total fixed charges	$5,775	$3,615	$3,493	$4,036	$4,697	$4,878

Ratio of Earnings to Fixed Charges	61.1x	105.0x	53.4x	32.3x	19.3x	48.0x

The ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include income from continuing operations before income taxes, adjusted for: income or loss from equity investees, fixed charges to the extent they affect current year earnings, amortization of capitalized interest, distributed income of equity investees, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and estimates of interest within rental expenses.